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Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

The following is a copy of Talking Points and Questions and Answers used by Central Pacific Financial Corp. in connection with phone calls, beginning May 19, 2003, to shareholders of CB Bancshares, Inc.

TALKING POINTS

  •
  Introduction
  •
  Name
  •
  Title
  •
  Affiliation

  •
  "Do you have a moment to discuss?"

  •
  Why CPF proposed the transaction.
  •
  Good for Shareholders.
  •
  Cash portion of offer—take advantage of 50+% premium to price at which CBBI stock was trading before CPF began buying CBBI stock.
  •
  Stock portion of offer—allows continued ownership of new, merged entity.
  •
  Increased dividends—expect to pay CPF shares received in exchange for CBBI shares 3x current annual per share dividend CBBI currently paying.

      Good for Customers.

        More Choices

        Expanded menu of business and retail services. Our guiding principle is to select the best of the best bringing added value and benefits for customers. (Example: We have a trust and wealth management service that you will be able to take advantage of.)

        Greater Convenience

        Expanded branch network and ATMs. (We recognize there may be branches that are in close proximity to one another that could be consolidated. However, we are also planning to open in new communities that we currently do not serve, including rural Oahu and our Neighbor Islands. Again we are looking at taking the best branches and reallocating those additional resources to open in new locations.)

        Greater Capacity

        Increased lending limits and resources, which would allow the merged entity to be a small- and medium-sized business banking powerhouse.

        A Steadfast Commitment to Friendly and Loyal Customer Service

        With similar cultures and a trademark for taking care of our customers, we ensure a continued tradition of friendly and loyal service to all customers. We value our customers—new and existing—and that will never change.

    •
    Good for Hawaii.
    •
    Greater deposits means greater ability to lend to small business.
    •
    Future growth means more jobs.
    •
    Bank attuned to the needs and interests of the Hawaiian market

  •
  The process thus far.
  •
  Presented CBBI with our first offer
  •
  Sought friendly negotiations; CBBI refused
  •
  Asked CBBI to call special meeting.
  •
  CBBI called a meeting for May 28
  •
  CPF asked CBBI to move the May 28 meeting; CBBI refused
  •
  Presented CBBI with a new offer
  •
  Shareholders owning over 25% of CBBI shares, including CPF, called a meeting for June 26 when CBBI refused to cancel May 28 meeting
  •
  Still seeking friendly negotiations—thus far they have refused.
  •
  A negotiated merger is best for shareholders, customers, employees and Hawaii.

  •
  Why the 5/28 meeting doesn't work.
  •
  Doesn't allow shareholders enough time to receive, read and respond to proxy materials.
  •
  Attempt to manipulate the process and discourage support of the transaction by not giving the true owners of CBBI their say.

  •
  Our alternative: The 6/26 meeting.
  •
  Affords all shareholders adequate time to receive, read and respond to both CPF's and CBBI's proxy materials in a thoughtful fashion.

  •
  Do you have any questions?

  •
  May I call you at a later date should there be any developments?

  •
  Thank you for you time. Aloha!

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003 for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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CBBI—QUESTIONS AND ANSWERS FOR EMPLOYEE CALLERS

Q.	Why does CPF want to purchase CBBI?
A.	CPF believes the combination of our two banks will be good for shareholders, employees and Hawaii alike. The economic benefits are clear from the stock market's reaction and the dramatic increase in CBBI's stock price.
Q.	CBBI says they don't want to be purchased by CPF. How can the merger be completed if CBBI does not want to be purchased by CPF?
A.	There are certainly obstacles in CPF's way if CBBI refuses to negotiate with CPF, including the poison pill CBBI has in place and the control share acquisitions statute that impairs CPF's ability to buy CBBI shares. CBBI's shareholders must also decide to tender their shares in the proposed exchange offer. But CPF is taking steps to remove those obstacles: our first step is asking you to vote on June 26 to remove the control share acquisitions obstacle.
Q.	If the merger is completed, what will I get for my shares of CBBI?
A.	CPF intends to proceed with an exchange offer, in which you will have the opportunity to elect to receive cash, CPF stock or a combination of cash and CPF stock in exchange for your CBBI shares. Your election may be subject to proration, which means that because there is a maximum amount of cash and maximum amount of CPF stock that will be issued, you may not receive all your consideration in the form that you selected. Shareholders who don't make an election will receive a combination of stock and cash. This mix allows shareholders to benefit from the increase in the stock price, yet retain an ownership interest in the combined banks.
Q.	I have not received any materials from CPF, but I have gotten materials from CBBI. What should I do with the proxy card I got from CBBI?
A.	The proxy materials you have received or will receive from CBBI relate to the May 28 meeting. We urge you to throw away any proxy card you receive from CBBI. CPF will be sending you proxy materials for the June 26 meeting shortly. Your support for the merger is best expressed by returning, once received, CPF's proxy card for the June 26 meeting.
Q.	Why is CPF urging CBBI shareholders not to participate in the May 28, 2003 special meeting?
A.	CPF asked for a meeting to consider our first offer. CPF made a new offer on May 9, which increased the cash portion of the consideration, and asked CBBI to allow shareholders an adequate amount of time to consider it.. CBBI refused. We and other CBBI shareholders think that is unfair.
Q.	Why should shareholders support the June 26, 2003 special meeting?
A.	After CPF made a new offer on May 9, and CBBI refused to cancel the May 28 meeting, over 25% of CBBI's shareholders, including CPF, called the June 26 meeting to vote on CPF's proposal to acquire at least a majority of CBBI's stock. CPF wants all shareholders of CBBI to have both a chance to consider its new offer in deciding whether the proposed merger should proceed and sufficient time to receive both CPF's and CBBI's proxy materials, to thoughtfully review them and then make an informed decision with regard to their proxy vote.
Q.	When should I expect to receive materials from CPF?
A.	Our proxy materials for the June 26 meeting have been submitted, as required by law, to the SEC for review. We hope to be able to mail our final materials for the June 26 meeting within one week's time. We are not sending materials for the May 28 meeting since we are urging shareholders to boycott it.
Q.	When I do receive my proxy materials from CPF, what are the proposals I will be voting on?
A.	You will be urged to vote FOR approval of CPF's acquisition of CBBI shares. Shareholder approval is necessary under Hawaii law so that CPF will not suffer penalties with respect to any shares that it acquires. You are not being asked to vote on a merger of CPF and CBBI at the June 26 meeting. Approval of CPF's acquisition of CBBI shares on June 26 just removes an important obstacle to CPF's ability to proceed with the proposed exchange offer.

Q.	If I do want the merger to go ahead, what should I do?
A.	First, we urge all shareholders to throw away any proxy card sent by CBBI for the May 28 meeting. Second, wait to receive CPF's proxy materials for the June 26 meeting and then vote for CPF's proposal on CPF's proxy card for the June 26 meeting.
Q.	If I do want to support the merger, should I send in my stock certificates now?
A.	No. CPF has not commenced its exchange offer yet. There are several steps that need to be taken before that happens. When we commence our exchange offer, you will be informed of the appropriate time to present your stock certificates.
Q.	What will happen to the employees of CBBI if the merger is completed, and will my local branch bank be affected by a merger?
A.	We want this to be as fair a process as possible, and we feel the best approach is selecting the best of the best, whether it's products and services, branch locations or employment. Both banks have great employees and branches, but clearly there will be some consolidation and position reductions. What is not clear is the extent of the impact, for there are many factors that weigh into such an important decision. For example, there are some locations where CPF and CBBI have overlapping branches. However, we would also be looking at new communities where new branches can be opened, such as rural Oahu and the Neighbor Islands. Again, our management feels that the best approach in making such an important decision is to sit down and have meaningful discussions to work out these issues.
Q.	If the merger is completed, how soon after will I receive the cash and shares for my CBBI stock?
A.	There are a lot of steps to be taken before the merger can be completed. You will receive materials in the future that describe how and when you will receive payment for your CBBI stock.
Q.	If I think of any other questions, where can I get additional information?
A.	The information agent for the transaction is MacKenzie Partners, Inc. They call be reached toll-free at 800-322-2885. Inquiries can also be emailed to proxy@mackenziepartners.com

FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003 for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003) and on May 9, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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TALKING POINTS